UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

Margaret A. Gibson, P.C.

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106	Page 1 of 10

1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Prairie Capital IV, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 648,425 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 648,425 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 648,425 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.6%*
14	Type of reporting person PN

*	The calculation of this percentage is based on 25,126,256 shares of Common Stock outstanding, which is the sum of (i) 20,417,428 shares of Common Stock outstanding as of November 21, 2011, as reported in the Issuer’s definitive proxy statement filed on November 23, 2011, plus (ii) 4,424,778 shares of Common Stock outstanding as a result of the Issuer’s fully subscribed $35 million subscription rights offering consummated on December 14, 2011 as reported in the Issuer’s Current Report on Form 8-K filed on December 19, 2011, plus (iii) 284,050 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5).

CUSIP No. 876851106	Page 2 of 10

1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities Only) Prairie Capital IV QP, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 648,425 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 648,425 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 648,425 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.6%*
14	Type of reporting person PN

*	The calculation of this percentage is based on 25,126,256 shares of Common Stock outstanding, which is the sum of (i) 20,417,428 shares of Common Stock outstanding as of November 21, 2011, as reported in the Issuer’s definitive proxy statement filed on November 23, 2011, plus (ii) 4,424,778 shares of Common Stock outstanding as a result of the Issuer’s fully subscribed $35 million subscription rights offering consummated on December 14, 2011 as reported in the Issuer’s Current Report on Form 8-K filed on December 19, 2011, plus (iii) 284,050 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5).

CUSIP No. 876851106	Page 3 of 10

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniels & King Capital IV, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,296,850 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,296,850 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 1,296,850 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.2%*
14	Type of reporting person OO

*	The calculation of this percentage is based on 25,126,256 shares of Common Stock outstanding, which is the sum of (i) 20,417,428 shares of Common Stock outstanding as of November 21, 2011, as reported in the Issuer’s definitive proxy statement filed on November 23, 2011, plus (ii) 4,424,778 shares of Common Stock outstanding as a result of the Issuer’s fully subscribed $35 million subscription rights offering consummated on December 14, 2011 as reported in the Issuer’s Current Report on Form 8-K filed on December 19, 2011, plus (iii) 284,050 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5).

CUSIP No. 876851106	Page 4 of 10

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen V. King
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,296,850 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,296,850 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 1,296,850 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.2%*
14	Type of reporting person IN

*	The calculation of this percentage is based on 25,126,256 shares of Common Stock outstanding, which is the sum of (i) 20,417,428 shares of Common Stock outstanding as of November 21, 2011, as reported in the Issuer’s definitive proxy statement filed on November 23, 2011, plus (ii) 4,424,778 shares of Common Stock outstanding as a result of the Issuer’s fully subscribed $35 million subscription rights offering consummated on December 14, 2011 as reported in the Issuer’s Current Report on Form 8-K filed on December 19, 2011, plus (iii) 284,050 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5).

CUSIP No. 876851106	Page 5 of 10

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Bryan Daniels
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,296,850 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,296,850 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 1,296,850 (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.2%*
14	Type of reporting person IN

*	The calculation of this percentage is based on 25,126,256 shares of Common Stock outstanding, which is the sum of (i) 20,417,428 shares of Common Stock outstanding as of November 21, 2011, as reported in the Issuer’s definitive proxy statement filed on November 23, 2011, plus (ii) 4,424,778 shares of Common Stock outstanding as a result of the Issuer’s fully subscribed $35 million subscription rights offering consummated on December 14, 2011 as reported in the Issuer’s Current Report on Form 8-K filed on December 19, 2011, plus (iii) 284,050 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable (see Item 5).

CUSIP No. 876851106	Page 6 of 10

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2008 by the persons named therein, as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2010 and Amendment No. 2 to Schedule 13D filed on October 27, 2010 (as so amended, the “Schedule 13D”), is hereby amended and supplemented by this Amendment No. 3 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

On November 23, 2011, the Issuer commenced a rights offering to its existing securityholders, through which it offered up to $35.0 million in additional capital (the “Rights Offering”). In the Rights Offering, the Issuer distributed subscription rights to certain of its securityholders as of the record date for the Rights Offering, on a pro rata basis, allowing each holder to purchase a certain number of additional shares of stock. Securityholders exercising all of the subscription rights distributed to them were also entitled to exercise an over-subscription privilege, pursuant to which they could purchase a portion of those shares offered in the Rights Offering for which other securityholders had not subscribed.

On December 19, 2011, the Issuer issued a press release announcing that it has completed the Rights Offering, which expired in accordance with its terms at 5:00 p.m., Eastern Time, on December 14, 2011. The Rights Offering was fully subscribed with holders exercising their subscription rights to purchase a total of 4,424,778 shares of the Common Stock at a price of $7.91 per share. Total gross proceeds to the Company were $35.0 million. The Prairie Funds exercised certain of their subscription rights to purchase a total of 278,130 shares of Common Stock for an aggregate purchase price of approximately $2,200,000.

In a separate matter, on November 23, 2011, the Issuer filed a definitive proxy statement with the SEC regarding a special meeting of the holders of the Issuer’s Common Stock, 8% Non-Cumulative, Convertible Perpetual Preferred Stock, Series C (the “Series C Preferred”), and 8% Nonvoting, Non-Cumulative, Convertible Perpetual Preferred Stock, Series E (the “Series E Preferred”), which was held on December 27, 2011 (the “Special Meeting”). At the Special Meeting, the Issuer’s stockholders approved certain proposals made by the Issuer’s Board of Directors to amend the respective terms of the Series C Preferred and Series E Preferred (the “Amendments”) to provide the Issuer with the ability to convert each outstanding share of Series C Preferred and Series E Preferred into shares of Common Stock and Nonvoting Convertible Preferred Stock, Series G (the “Series G Preferred”), respectively, on or before December 31, 2011 (the “Conversions”). The Series C Preferred and Series E Preferred are otherwise not convertible at the Issuer’s option until the earlier of: (i) May 28, 2015; or (ii) the first date on which the volume-weighted average price of the Common Stock equals or exceeds $15.964 (subject to certain customary adjustments) for at least 20 trading days within any period of 30 consecutive trading days occurring after May 28, 2013.

CUSIP No. 876851106	Page 7 of 10

The Amendments provide that each share of Series C Preferred converted pursuant to the Conversions, if consummated, would be converted into: (i) the same 2.03583 shares of Common Stock to which a holder of such Series C Preferred would have been entitled upon conversion of the Series C Preferred under its current terms; plus (ii) additional shares of Common Stock equal to the value of the future cash dividends that a holder of such Series C Preferred would have received through May 28, 2015, if declared, converted into shares of Common Stock based upon the closing price of the Common Stock on the trading day immediately preceding the conversion date. The Amendments also provide that each share of Series E Preferred converted pursuant to the Conversions, if consummated, would be converted into: (i) 2.03583 of Series G Preferred; plus (ii) additional shares of Series G Preferred equal to the value of the future cash dividends such holder of Series E Preferred would have received through May 28, 2015, if declared, converted into shares of Series G Preferred based upon the closing price of the Common Stock on the trading day immediately preceding the date of conversion.

On December 27, 2011, the Reporting Persons received notice from the Issuer indicating that the Issuer will effectuate the Conversions effective as of December 31, 2011. The Reporting Persons are not expected to acquire any shares of Common Stock pursuant to the Conversions, as they do not currently beneficially own, nor do they expect to acquire any shares of Series C Preferred prior to the Conversions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a) – (b) The following table sets forth for each of the Reporting Persons (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on December 19, 2011 and (ii) the percentage of the outstanding Common Stock that such number represents. For purposes of this Schedule 13D, beneficial ownership includes shares of Common Stock that (i) were issued to the Prairie Funds pursuant to the consummation of the transactions contemplated by the Rights Offering and (ii) are issuable upon exercise of the Warrants held by the Prairie Funds that are currently exercisable. Except as otherwise indicated, the Reporting Persons believe that the beneficial owners of Common Stock listed below have shared investment and voting power with respect to the shares described below. The calculation of the percentages listed below is based on 25,126,256 shares of Common Stock outstanding, which is the sum of (i) 20,417,428 shares of Common Stock outstanding as of November 21, 2011, as reported in the Issuer’s definitive proxy statement filed on November 23, 2011, plus (ii) 4,424,778 shares of Common Stock outstanding as a result of the consummation of the transactions contemplated by the Rights Offering, plus (iii) 284,050 shares of Common Stock underlying Warrants beneficially owned by the Reporting Persons that are currently exercisable.

CUSIP No. 876851106	Page 8 of 10

Common Shares Beneficially Owned

Reporting Person	Common Shares	Warrants		Total		Percent

Prairie Capital IV, L.P.	506,400	142,025	(3)	648,425	(4)	2.6	%(5)

Prairie Capital IV QP, L.P.	506,400	142,025	(3)	648,425	(4)	2.6	%(5)

Daniels & King Capital IV, L.L.C. (1)	1,012,800	284,050		1,296,850		5.2%

C. Bryan Daniels (2)	1,012,800	284,050		1,296,850		5.2%

Stephen V. King (2)	1,012,800	284,050		1,296,850		5.2%

(1)	Consists of Common Stock beneficially owned by the Prairie Funds. Daniels & King, as the sole general partner of each Prairie Fund, may be deemed to beneficially own such shares.
(2)	Consists of Common Stock beneficially owned by the Prairie Funds. Messrs. Daniels and King, as the Managing Members of Daniels & King, which is the sole general partner of each Prairie Fund, may be deemed to beneficially own such shares.
(3)	Consists of (i) 15 Warrants at an exercise price of $10.00 per share (subject to customary anti-dilution adjustments) for every $1,000 of 10% Subordinated Notes due 2016 and (ii) 25 Warrants at an exercise price of $12.28 per share (subject to customary anti-dilution adjustments) for every $1,000 of 8% Subordinated Notes due 2020. The Warrants are currently exercisable. The Prairie Funds anticipate paying the exercise price for the Warrants by using the “cashless exercise” feature of the Warrants or through equity contributions of the partners of each Prairie Fund and/or cash on hand.
(4)	The Prairie Funds each used: (i) $4,750,000 to purchase 190,000 shares of Series A Preferred Stock in 2008 (since exchanged for no consideration for 367,335 shares of Common Stock and 202,665 shares of Series D Preferred Stock following the exchange transactions as described in Item 4), (ii) $6,500,000 to purchase 10% Subordinated Notes due 2016 from the Bank, which notes include 15 Warrants to purchase Common Stock at an exercise price of $10.00 per share for every $1,000 in principal amount of such Subordinated Notes, (iii) $1,781,000 to purchase 8% Subordinated Notes due 2020, which notes include 25 Warrants to purchase Common Stock at an exercise price of $12.28 per share for every $1,000 in principal amount of such Subordinated Notes and (iv) approximately $1,100,000 to purchase 139,065 shares of Common Stock in the Rights Offering.
(5)	Because the Prairie Funds are obligated to take actions with respect to their investment on a pro rata basis, this percentage assumes the exercise of all Warrants held by each Prairie Fund in determining the total amount of Common Stock outstanding.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.

(c) Except as described in Item 4 hereof, which is incorporated herein by reference, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

CUSIP No. 876851106	Page 9 of 10

(e)	Not applicable.

CUSIP No. 876851106	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2011

PRAIRIE CAPITAL IV, L.P.

By:	Daniels & King Capital IV, L.L.C.
Its:	General Partner

By:	/s/ Stephen V. King
Name: Title:	Stephen V. King Managing Member

PRAIRIE CAPITAL IV QP, L.P.

By: Its:	Daniels & King Capital IV, L.L.C. General Partner

By:	/s/ Stephen V. King
Name: Title:	Stephen V. King Managing Member

DANIELS & KING CAPITAL IV, L.L.C.

By:	/s/ Stephen V. King
Name: Title:	Stephen V. King Managing Member

By:	/s/ C. Bryan Daniels
C. Bryan Daniels

By:	/s/ Stephen V. King
Stephen V. King